SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMC Entertainment Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00165C104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00165C104		SCHEDULE 13G

1	Name of Reporting Person Wanda Culture Holding Co. Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) FI

CUSIP No. 00165C104	SCHEDULE 13G

EXPLANATORY NOTE:

This Amendment No. 1 amends the Schedule 13G filed by Wanda America Investment Holding Co. Ltd. (“WAI”), Wanda Culture Holding Co. Limited (“Wanda Culture”), Beijing Wanda Culture Industry Group Co. Ltd. (“Beijing Wanda”), Dalian Wanda Group Co., Ltd. (“Dalian Wanda”), Dalian Hexing Investment Co. Ltd. (“Dalian Hexing”), and Jianlin Wang (“Wang” and together with WAI, Wanda Culture, Beijing Wanda, Dalian Wanda and Dalian Hexing, the “Original Reporting Persons”) on March 5, 2014.

Following a reorganization involving the Original Reporting Persons and their affiliates, the Original Reporting Persons (other than Wanda Culture), together with Wanda Entertainment, Inc., Qingdao Wanda Movie and TV Investment Co., Ltd., Dalian Wanda Group Business Service Co., Ltd., Qingdao Wanda Culture Investment Co., Ltd., and Beijing Wanda Investment Co., Ltd. (collectively, the “New Reporting Persons”) filed a Schedule 13D on September 18, 2018 to reflect their beneficial ownership in the Issuer following the reorganization.

As a result of the reorganization, Wanda Culture is no longer deemed the beneficial owner of the shares of AMC Entertainment Holdings, Inc. (the “Issuer”) held by the New Reporting Persons (the “Shares”).  Wanda Culture is filing this Amendment No. 1 to reflect the fact that it is no longer a beneficial owner of the Shares.

Item 1.  Name of Issuer; Address of Issuer’s Principal Executive Offices

(a) – (b)   This Amendment No. 1 to Schedule 13G (this “Schedule 13G”) is being filed with respect to shares of Class A common stock, par value $0.01 per share, of AMC Entertainment Holdings, Inc., a Delaware corporation.  The address of the principal executive offices of the Issuer is One AMC Way, 11500 Ash Street, Leawood, Kansas 66211.

Item 2. Name of Person Filing; Address or Principal Business Office; Citizenship; Title of Class of Securities; CUSIP No.
	(a)	Wanda Culture Holding Co. Limited
	(b)	The address of Wanda Culture is: Unit 606, 6th Floor Alliance Building 133 Connaught Road Central, Hong Kong
	(c)	Citizenship of Wanda Culture: Hong Kong
	(d)	Title of Class of Securities: Class A common stock, par value $0.01 per share
	(e)	CUSIP Number: 00165C104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check the appropriate box.
Not applicable.

CUSIP No. 00165C104	SCHEDULE 13G

Item 4.	Ownership
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019

WANDA CULTURE HOLDING CO. LIMITED

/s/ Lin Zhang
By: Lin Zhang, Sole Director